SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NAUTICUS ROBOTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

63911H108

(CUSIP Number)

Kenneth J. DiPoto

Material Impact

131 Dartmouth Street, Floor 3

Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 63911H108

1	NAMES OF REPORTING PERSONS Material Impact Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,066,155 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,066,155 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,066,155 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 2,249,835 shares of Common Stock held of record by MIF II (as defined in Item 2(a) of the original Schedule 13D), (ii) 408,160 shares of Common Stock issuable upon conversion of the Private Warrants (as defined in Item 3 of the original Schedule 13D), and (iii) 408,160 shares of Common Stock issuable upon conversion of the Debentures (as defined in Item 3 of the original Schedule 13D). Excludes 499,437 shares of Common Stock released upon the conditions with respect to the Earn-Out Shares (as defined in of the original Schedule 13D) because such shares are not issuable within 60 days of this Amendment (as defined in the Introductory Note below). MIP II (as defined in Item 2(a) of the original Schedule 13D) is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer’s board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 47,250,771 shares of Common Stock outstanding as of November 14, 2022, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2022, as filed with the United States Securities and Exchange Commission on November 14, 2022 (the “Form 10-Q”), plus 408,160 shares of Common Stock issuable upon conversion of the Private Warrants (as defined in Item 3 of the Original Schedule 13D) and 408,160 shares of Common Stock issuable upon conversion of the Debentures (as defined in Item 3 of the Original Schedule 13D).

CUSIP No. 63911H 108

1	NAMES OF REPORTING PERSONS Material Impact Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,066,155 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,066,155 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,066,155 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 2,249,835 shares of Common Stock held of record by MIF II, (ii) 408,160 shares of Common Stock issuable upon conversion of the Private Warrants, and (iii) 408,160 shares of Common Stock issuable upon conversion of the Debentures. Excludes 499,437 shares of Common Stock released upon the conditions with respect to the Earn-Out Shares because such shares are not issuable within 60 days of this Amendment. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer’s board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 47,250,771 shares of Common Stock outstanding as of November 14, 2022, as reported in the Form 10-Q, plus 408,160 shares of Common Stock issuable upon conversion of the Private Warrants and 408,160 shares of Common Stock issuable upon conversion of the Debentures.

CUSIP No. 63911H108

1	NAMES OF REPORTING PERSONS Adam Sharkawy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,066,155 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,066,155 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,066,155 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 2,249,835 shares of Common Stock held of record by MIF II, (ii) 408,160 shares of Common Stock issuable upon conversion of the Private Warrants, and (iii) 408,160 shares of Common Stock issuable upon conversion of the Debentures. Excludes 499,437 shares of Common Stock released upon the conditions with respect to the Earn-Out Shares because such shares are not issuable within 60 days of this Amendment. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer’s board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 47,250,771 shares of Common Stock outstanding as of November 14, 2022, as reported in the Form 10-Q, plus 408,160 shares of Common Stock issuable upon conversion of the Private Warrants and 408,160 shares of Common Stock issuable upon conversion of the Debentures.

CUSIP No. 63911H108

1	NAMES OF REPORTING PERSONS Carmichael Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,066,155 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,066,155 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,066,155 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 2,249,835 shares of Common Stock held of record by MIF II, (ii) 408,160 shares of Common Stock issuable upon conversion of the Private Warrants, and (iii) 408,160 shares of Common Stock issuable upon conversion of the Debentures. Excludes 499,437 shares of Common Stock released upon the conditions with respect to the Earn-Out Shares because such shares are not issuable within 60 days of this Amendment. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer’s board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 47,250,771 shares of Common Stock outstanding as of November 14, 2022, as reported in the Form 10-Q, plus 408,160 shares of Common Stock issuable upon conversion of the Private Warrants and 408,160 shares of Common Stock issuable upon conversion of the Debentures.

CUSIP No. 63911H108

Introductory Note: This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on September 19, 2022 (the “Original Schedule 13D”). This Amendment is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D and not in connection with a disposition of any shares by the Reporting Persons. Such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Amendment and Item 2 above. The aggregate number of shares of the Issuer owned by the Reporting Persons, and the percentage of the class of securities identified pursuant to Item 1 is calculated based on 47,250,771 shares of Common Stock outstanding as of November 14, 2022, as reported in the Form 10-Q, plus 408,160 shares of Common Stock issuable upon conversion of the Private Warrants and 408,160 shares of Common Stock issuable upon conversion of the Debentures.

(c) Except as reported in this Amendment, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of MIF II, the general partner and limited partners of MIF II may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by MIF II.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023

MATERIAL IMPACT FUND II, L.P.

By: Material Impact Partners II, LLC
Its: General Partner

By:	/s/ Adam Sharkawy
Managing Member

MATERIAL IMPACT PARTNERS II, LLC

By:	/s/ Adam Sharkawy
Managing Member

/s/ Adam Sharkawy
Adam Sharkawy

/s/ Carmichael Roberts
Carmichael Roberts